Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

via EDGAR

May 26, 2020

Ms. Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Rule 485(a) Filing for Eaton Vance NextShares Trust II (the “Registrant”) on behalf of:

Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares (the “Fund”)

Post-Effective Amendment No. 21 (1933 Act File No. 333-197734)

Amendment No. 26 (1940 Act File No. 811-22983) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on May 12, 2020 in connection with your review of the Amendment filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2020 (Accession No. 0000940394-20-000736). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: Please explain supplementally why the addition of Parametric Portfolio Associates LLC (“PPA”) as sub-adviser does not require shareholder approval.

Response: Based on advice from outside counsel, the Fund determined that shareholder approval of the appointment of Parametric as sub-adviser to the Fund was not required. This advice was based on the position of the Commission staff in the Wells Fargo Bank, N.A. no action letter.1 Parametric and Eaton Vance Management (“EVM”), the Fund’s investment adviser, are wholly-owned direct or indirect subsidiaries of Eaton Vance Corp. The appointment of Parametric as sub-adviser to the Fund was the result of a restructuring within the Eaton Vance organization whereby the Tax-Advantaged Bond Strategy (“TABS”) division of Eaton Vance Management (“EVM”) joined Parametric (the “Restructuring”). Following the Restructuring, employees of the TABS division, including the Fund’s portfolio managers, became employees of Parametric. There were no changes to the manner in which the TABS division conducts portfolio management activities for the Fund or to the Fund portfolio managers as a result of the Restructuring. For its services as

1	Wells Fargo Bank, N.A., Commission No-Action Letter (pub. avail. Mar. 31, 1998) (“Wells Fargo”).

Securities and Exchange Commission
May 26, 2020

sub-adviser to the Fund, EVM pays Parametric a portion of the advisory fees it receives pursuant to its advisory agreement with the Fund. There was no increase to the advisory fees paid by the Fund as a result of the Restructuring. EVM believes these facts are consistent with the facts in Wells Fargo. Existing and prospective Fund shareholders received notice of the appointment of Parametric by means of a supplement to the summary and statutory prospectuses.2 ..

2.	Comment: Please update numbers in the fee tables, expense examples and performance tables in the prospectus.

Response: Registrant confirms that the fee table, expense example and performance table will be updated in the Registrant’s Rule 485(b) filing on behalf of the Fund (the “485(b) filing”).

3.	Comment: Please confirm that the expense cap reflected in the Fund’s fee table extends for one year from its effectiveness.

Response: The footnote related to the expense cap for the Fund will be updated to reflect that it extends through May 31, 2021 in the 485(b) filing.

4.	Comment: Confirm that there will be a hyperlink to all documents incorporated by reference in the filing.

Response: Registrant confirms that a hyperlink to each document incorporated by reference in the filing will be inserted in the 485(b) filing.

5.	Comment: Refile the investment sub-advisory agreement between EVM and Parametric on behalf of the Fund, including the Appendix A to such agreement or explain why Appendix A was not filed.

Response: Appendix A to the sub-advisory agreement between EVM and Parametric sets forth the fees payable by EVM to Parametric as sub-adviser. The Fund does not pay the sub-adviser fee to Parametric directly. As such, the Fund respectfully declines to file Appendix A to the sub-advisory agreement between EVM and Parametric. The Fund’s advisory agreement with EVM, including the Appendix A, (if any) to the agreement, have been filed with the Commission.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8579.

Very truly yours,

/s/ Deidre E. Walsh

Deidre E. Walsh, Esq.

Vice President

2	See the Registrant’s Rule 497 filings made with the Commission on December 13, 2019 for the Fund (Accession Number: 0000940394-19-1640).